UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK CANADA
(Name of Registrant)

Date of end of last fiscal year: March 31, 2025

SECURITIES REGISTERED *

(As of close of fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

TOM CLARK

Canadian Consulate General

466 Lexington Avenue

20th floor

New York, NY 10017

Copies to:

DEANNA L. KIRKPATRICK Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	PETER KIELEY Assistant Deputy Minister Department of Finance and Treasury Board Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B 5H1

*The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.  In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)  The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to page 69 of Exhibit 99.6 and pages 32-34 of Exhibit 99.11 hereto.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement needs to be furnished as to intergovernmental debt.)

Reference is made to page 69 of Exhibit 99.6 and pages 32-34 of Exhibit 99.11 hereto.

3.A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to page 69 of Exhibit 99.6 and pages 35-40 of Exhibit 99.10 hereto.

the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

As at March 31, 2025, the total amount held by or for the account of the registrant was zero, no USD held.

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

ii

(3) Total amount otherwise outstanding.

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Month Issued

February 24, 2028	3.625	HW	USD 500,000,000	May 2018

(b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

The Province of New Brunswick sinking fund is a general investment type fund. The Provincial Loans Act and in some cases the terms and conditions of the debenture issue specify the minimum rate at which sinking fund installments will be made. Purchases of bonds into the fund are generally discretionary. Many of the bonds purchased into the fund are New Brunswick or New Brunswick guaranteed bonds. The Province is also permitted to buy debt instruments issued or guaranteed by the Government of Canada or any province of Canada and other debt instruments defined by the Provincial Loans Act.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Not applicable.

(b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to page 69 of Exhibit 99.6 and pages 32-34 of Exhibit 99.11 hereto.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 34-36 of Exhibit 99.6 and pages 20-31 of Exhibit 99.11 hereto.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously updated.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

iii

This annual report comprises:

(a) Pages numbered ii to vi consecutively.

(b) The following exhibits:

99.3

Province of New Brunswick 2025-2026 Budget (incorporated by reference to exhibit 99.1, 99.2, 99.3, 99.4 of Amendment No. 6 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated March 18, 2025.)

99.6

Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2025 Volume 1 Financial Statements (incorporated by reference to Amendment No. 1 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated September 29th, 2025.)

99.7	New Brunswick Power Annual Report 2024-2025 (incorporated by reference to Amendment No. 2 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated November 14th, 2025).

99.10

Information relating to New Brunswick Funded Debt (unaudited) (incorporated by reference to Amendment No. 5 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated December 19, 2025).

99.11	Current Description of the Province of New Brunswick

This annual report is filed subject to the Instructions for Form 18‑K for Foreign Governments and Political Subdivisions Thereof.

iv

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 19th day of December 2025.

Province of New Brunswick

By:	/s/ Peter Kieley
Name:	Peter Kieley
Title:	Assistant Deputy Minister
Department of Finance and Treasury Board

v

EXHIBIT INDEX

Exhibit Number	Description

99.3

Province of New Brunswick 2025-2026 Budget (incorporated by reference to exhibit 99.1, 99.2, 99.3, 99.4 of Amendment No. 6 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated March 18, 2025.)

99.6

Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2025 Volume 1 Financial Statements (incorporated by reference to Amendment No. 1 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated September 29, 2025.)

99.7	New Brunswick Power Annual Report 2024-2025 (incorporated by reference to Amendment No. 2 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated November 14, 2025).

99.10

Information relating to New Brunswick Funded Debt (unaudited) (incorporated by reference to Amendment No. 5 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated December 19, 2025).

99.11	Current Description of the Province of New Brunswick

vi

Exhibit “99.11” Current Province of New Brunswick Description

December 19, 2025

1

Exhibit “99.11” Current Province of New Brunswick Description

All dollar amounts herein are in Canadian dollars unless otherwise specified.  On December 18, 2025, the daily average exchange rate for United States (“US”) dollars as reported by the Bank of Canada, expressed in Canadian dollars was $1.3774.

Financial data for the Province of New Brunswick ("New Brunswick" or the "Province") have been rounded.  Certain information presented in tabular form may not add to the total presented due to such rounding.

Compound annual rates of growth are computed by using the "geometric average method" which is based on first and last year observations of the variables rather than all observations over the period concerned.

2

Exhibit “99.11” Current Province of New Brunswick Description

MAP OF NEW BRUNSWICK

3

Exhibit “99.11” Current Province of New Brunswick Description

SUMMARY OF ECONOMIC AND FINANCIAL INFORMATION FOR NEW BRUNSWICK

The following summary information is qualified in its entirety by the information contained herein:

Summary
Year Ended December 31,

Economy	2020	2021	2022	2023	2024	CAGR % 2020-2024
	(In millions of dollars unless otherwise indicated)
Gross domestic product (current dollars)	37,354	41,290	44,913	46,463	48,302	6.60%
Primary household income	24,960	27,141	29,715	31,865	34,621	8.50%
Retail trade	13,577	15,309	16,500	17,285	17,850	7.10%
Manufacturing sales	15,171	20,939	27,110	24,101	24,654	12.90%
Foreign commodity exports	10,307	14,829	18,802	16,901	17,367	13.90%
Population (July 1st; thousands)	783.4	790.8	808.9	831.1	858.3	1.70%
Employment (thousands)	351.5	364.6	375.6	388.6	400	1.50%
Unemployment rate (%)	10.40%	9.30%	7.20%	6.60%	7.00%
Consumer price index (% change)	0.20%	3.80%	7.30%	3.60%	2.20%
Gross domestic product (real; % change)	-3.60%	5.30%	2.20%	2.00%	2.70%
Source Statistics Canada: numbers are subject to adjustment CAGR-Compound annual growth rate

	Year Ending March 31,
	2022	2023	2024	2025	Budget Estimates 2026
	(In millions of dollars)
Government Finance
Ordinary Account (Surplus) Deficit	(1,142.5)	(1,388.0)	(945.4)	(349.3)	(140.2)
Net Capital Expenditure	585.5	724.9	902.7	1,057.4	1,234.5
(Surplus) Deficit on Special Purpose Account	(31.2)	(4.0)	(30.6)	(48.8)	9.7
(Surplus) Deficit on Special Operating Agency	(31.3)	(1.0)	4.2	26.1	47.5
Earnings from Sinking Fund	(208.5)	(216.8)	(235.6)	(247.8)	(222.2)
Accounting adjustments on consolidation	(262.7)	523.6	(200.1)	32.3	-
Increase (Decrease) in Net Debt	(1,090.7)	(361.3)	(504.8)	469.9	929.2
Adjustments related to non-financial assets	324.1	(638.9)	4.5	(365.6)	(380.2)
Annual (Surplus) Deficit	(766.6)	(1,000.2)	(500.2)	104.4	549.0

4

Exhibit “99.11” Current Province of New Brunswick Description

	Year Ended March 31,
	2021	2022	2023	2024	2025
	(In millions of dollars unless indicated)
Provincial Purpose Funded Debt [1]
Gross Provincial Purpose Funded Debt	18,314.20	18,501.70	17433.9	17,584.90	18,431.70
Less Sinking Funds	5,501.90	5,887.70	5,492.70	5,857.10	6,317.30
Net Provincial Purpose Funded Debt	12,812.30	12,614.00	11,941.20	11,727.80	12,114.40

As a Percent of GDP	31.00%	28.10%	25.70%	24.30%	24.30%

	2021	2022	2023	2024	2025
	(In millions of dollars)
Funded Debt Used for
Advances to NB Power[2]
Gross Advances	4,700.80	4,600.00	5,075.00	5,275.00	5,375.00
Less Sinking Funds	409.9	500.5	472	501.9	566
Net Advances	4,290.90	4,099.50	4,603.00	4,773.10	4,809.00

	2021	2022	2023	2024	2025
	(In millions of dollars)

Contingent Liabilities	7.8	7.4	7.4	10	8.6

[1] Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

5

Exhibit “99.11” Current Province of New Brunswick Description

GENERAL INFORMATION

Introduction

New Brunswick is located on the eastern seaboard of Canada and is one of the four Atlantic Provinces.  New Brunswick has a total area of 28,355 square miles of which about 12,981 square miles is Crown land owned by the Province.  The Saint John River flows for a distance of over 300 miles through the Province to its mouth on the Bay of Fundy.  The Province's population is concentrated principally in the valleys of the Saint John and other rivers.

A large part of New Brunswick is covered by forests which constitute a major natural resource.  Other natural resources include fish, shellfish and farmland.  The location of the Province provides the advantage of cost-effective water transportation for its products to export markets in the eastern United States, Great Britain, and Western Europe.  The City of Saint John, located at the mouth of the Saint John River on the Bay of Fundy, is home to one of North America’s largest oil refineries and is one of the two principal seaports in eastern Canada that remain open throughout the year.  Consequently, some Canadian shipping, which would otherwise pass through the St. Lawrence River, is diverted to the Saint John port during the winter months.

According to Statistics Canada, the population of the Province on July 1, 2025 was estimated at 869,682, an increase of 1.3% from a year ago. The three largest urban areas are Moncton, Saint John and Fredericton, which represent over 50% of the total population. Fredericton is the capital of the Province.

Government

                Canada consists of a federation of provinces and federal territories with a constitutional division of powers between the federal and provincial governments established by the Constitution Act, 1867 and the Constitution Act, 1982.  Under these Acts the provinces are assigned jurisdiction over health, social services, education, municipal institutions, property and civil rights, natural resources, and other matters of purely private or local concern.  The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, the postal services, railways and navigation, and employment insurance.

                The Constitution Act, 1982 provides for enlarged provincial jurisdiction over, and taxation of, certain natural resources and electrical energy, a Charter of Rights and Freedoms, including language rights, the principles of the reduction of regional economic disparities and the making of fiscal equalization payments to certain provinces by the Government of Canada, and for the amendment of the constitution in Canada.  Each province owns mineral and other resources on its provincial Crown Lands and may own sub-surface resources on its other lands.

                The executive power in New Brunswick is vested in the Lieutenant-Governor acting on the advice of the Executive Council.  The Executive Council is responsible to the Legislative Assembly. The Lieutenant-Governor, who is the representative of the King, is appointed by the Governor-General of Canada in Council on the recommendation of the Prime Minister of Canada. The current Lieutenant-Governor is the Honourable Louise Imbeault. Members of the Executive Council are appointed by the Lieutenant-Governor, on the nomination of the Premier from members of the Legislative Assembly.

Legislative power is exercised by the Legislative Assembly and legislation becomes effective upon the assent of the Lieutenant-Governor unless otherwise specified in the legislation. The Legislative Assembly is elected for a term of four years and may be dissolved at any time by the Lieutenant-Governor. The last general election occurred on October 21, 2024.  Currently there is a Liberal Government led by Premier Susan Holt.

6

Exhibit “99.11” Current Province of New Brunswick Description

International Trade Agreements

The World Trade Organization (WTO) remains the cornerstone of Canadian trade policy; Canada has been proactively working towards keeping the trade policies transparent and predictable. New Brunswick supports Canada’s negotiating framework for the Doha Development Round and the WTO as an institution. The province participates actively on federal/provincial committees concerned with implementation, dispute settlement and negotiation aspects of international trade and investment agreements.

As multilateral WTO negotiations have lagged recently, the Government of Canada has become more aggressive with its regional free trade agenda. As such, Canada is a signatory a number of free trade agreements, including Canada-European Union (“E.U.”) Comprehensive Economic and Trade Agreement (CETA), the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) and the Canada-United States-Mexico Agreement (CUSMA.

In the meantime, Canada is currently negotiating Free Trade Agreements (FTAs) with trading partners such as Ecuador, Indonesia and ASEAN. The Government of Canada had also recently announced the launch of trade negotiations with Philippines, United Arab Emirates and Thailand.

The CUSMA, which came into effect on July 1, 2020, and its successor, NAFTA, have provided the Province of New Brunswick with an extraordinary advantage in the U.S. market. The U.S. remains Canada’s and New Brunswick’s biggest export market. The challenges that Canada has faced vis-à-vis the U.S.’s new approach to trade policy have let to uncertainty. As the province is looking ahead to the review of CUSMA in 2026, the province will work collaboratively with the Government of Canada to ensure our local businesses and exporters continue to benefit from this FTA.

On January 23, 2018, eleven countries negotiated and concluded the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) which is a free trade agreement between Canada and 10 other countries in the Asia-Pacific region: Australia, Japan, Mexico, New Zealand, Singapore, Brunei, Chile, Malaysia and Peru and Vietnam. Currently, all countries have ratified the Agreement and therefore, have access to its benefits. The Canadian Parliament ratified Canada’s membership in the CPTPP, and the Agreement entered into force on December 30, 2018. On July 16, 2023, CPTPP Parties signed an Accession Protocol with the United Kingdom. As of Dec. 15th 2024, the CPTPP  entered into force for the U.K. as it completed the ratification process.

The CETA was signed on October 30, 2016, and entered into force on September 21, 2017. CETA covers all sectors and aspects of Canada-EU trade virtually to eliminate or reduce the trade barriers, the scope of which ranges from tariffs to product standards, investment, professional certification, and many other areas of activity. The broad spectrum of the Agreement includes improved access to E.U. markets for goods and services, greater certainty, transparency, investment protection, and new opportunities in E.U. procurement markets. Before CETA entered into force, only 25% of E.U. tariff lines on Canadian goods were duty-free. Upon CETA’s entry into force, the E.U. removed tariffs on 98% of its tariff lines. Once CETA is fully implemented, the E.U. will have eliminated tariffs on 99% of its tariff lines. The challenges that have emerged over the past year with the U.S. has caused many exporters to turn to the EU as a more predictable and stable export market, which is largely due to the foundation that was built under CETA.

Since 2016, an investigation and subsequent reviews were initiated by the U.S., alleging that Canadian federal and provincial governments provided countervailable subsidies to Canadian softwood lumber producers. It also alleged that Canadian producers were dumping lumber into the U.S. market. This litigation process continues through various channels, including NAFTA, CUSMA, the WTO and the U.S. Court of International Trade (CIT). The Government of New Brunswick, the Government of Canada (GOC) and other affected provinces and the Canadian lumber industry continue to participate in various reviews required by the U.S. government and challenge these duties through different appeals channels.

7

Exhibit “99.11” Current Province of New Brunswick Description

THE ECONOMY

Economic Update - 2025 Year-to-Date (as of 2nd December 2025)

In 2025, New Brunswick’s economic growth began to moderate, a common trend shared across the Canadian provinces This deceleration is largely attributed to an uncertain business environment driven by ongoing trade tensions with the U.S., alongside slower population growth, employment levels, and lower oil exports. Looking ahead to 2026, these same issues are expected to persist, further compounded by the impact of duties on the province’s forestry sector and by restrictive federal immigration policies. On the positive side, lingering effects of the recent healthy rates of population growth, and easier financial conditions resulting from lower interest rates are expected to benefit New Brunswick in offsetting these challenges.

By October 2025, employment in New Brunswick had risen by 1.2% (+4,800 jobs) year-to-date. Full-time positions increased by 2.0% (+6,700 jobs), while part-time employment saw a fallback of 3.1% (-1,900 jobs). Average weekly earnings were up 4.2% in the year to September compared to the same period in 2024. Retail sales grew by 4.2% during the first nine months of 2025.

Year-to-date international exports in August 2025 declined by 6.7%, and manufacturing sales fell by 6.4% in September 2025. Sales of wood product manufacturing remained virtually unchanged year-to-date as of September. The Consumer Price Index (CPI) rose by 1.4% year-to-date, below the national average of 2.0%.

New Brunswick's housing market remained robust in the first nine months of 2025. By September, housing starts totaled 5,439 units, a 20.4% increase from the same period in 2024. This was primarily driven by growth in new construction for multiple units (+23.8%). Home sales from January to October 2025 rose by 5.0% year-to-date, with the number of new listings increased by 9.3% compared to October 2024.

The province's population was estimated at 869,682 as of July 1, 2025, marking a 1.3% increase from the previous year.

Developments in 2024 – Summary

Canada's GDP expanded by 2.0% in 2024, the same rate seen in the previous year. Growth in 2024 was underpinned primarily by increased household consumption of services, higher government expenditures, and stronger export performance.

New Brunswick's economy expanded by 2.7% in 2024 in real terms. Estimates on all key economic expenditures experienced growth, with most notable gains came from exports of goods and services (+$1.46 billion, +6.2%) and household final consumption expenditure (+$571.0 million, +2.2%). Exports of goods and services was driven primarily by a 7.8% hike in exports of goods to other countries, while growth in household final consumption expenditure was supported by an even contribution increases in spending on goods (+2.2%) and services (+2.2). Gross fixed capital formation reversed course and experienced a slight growth 0.5%, contrary to a decrease of 1.3% in the previous year. Imports of goods and services also recorded a rise of 4.2% in real GDP, after a mild growth of 0.3% in 2023. Nominal GDP for the province increased by 4.0% in 2024.

Real GDP rose in thirteen of sixteen major industries in 2024. Services-producing industries expanded by 3.4%, while the goods-producing industries showed a 0.1% contraction.  The most notable performances were recorded in agriculture. forestry, fishing and hunting (+6.4%); arts, entertainment and recreation (+5.8%) and transportation and warehousing (+5.2%). Utilities experienced a decrease of 16.5% in real GDP in 2024. Construction (-0.6%) and administrative and support, waste management and remediation services (-0.5%) had modest declines.

New Brunswick’s employment in 2024 rose by 2.9%, pushing total employment to 400,000. This increase was supported by gains in both full-time (+5,400) and part-time (+5,900) roles. The unemployment rate saw its first increase since 2020, climbing by 0.4 percentage points to 7.0%, while the participation rate saw an increase of 0.2 percentage points to 60.6% for the year.

8

Exhibit “99.11” Current Province of New Brunswick Description

Average weekly earnings in New Brunswick increased by 3.7% in 2024, lower compared to the national growth rate of 4.6%. This growth was fueled largely by a robust 4.5% rise in the service-producing industries, complemented by a marginal 0.1% increase in the goods-producing sectors.

In 2024, New Brunswick's retail sales reached $17.8 billion, up 3.3% from the previous year with growth recorded across six of nine subsectors. Motor vehicle and parts dealers were the primary driver, contributing 61.0% to overall retail growth with a 7.4% year-over-year increase. Clothing and clothing accessories (+8.1%) and general merchandise retailers (+5.8%) were also among the sectors with most growth. In contrast, declines were noted among furniture, home furnishings, electronics, and appliance retailers (-2.0%), building material and garden equipment and supplies dealers, (-0.5%) and gasoline stations and fuel vendors (-0.2%). Meanwhile, wholesale trade increased by 3.0%, and totaling $12.7 billion for the year.

Manufacturing sales increased by 2.3% in 2024, totaling $24.7 billion. This rebound was largely attributable to a 2.7% increase in non-durable goods. Year-over-year manufacturing sales of durable products remained unchanged.

In 2024, New Brunswick’s merchandise exports expanded by 2.8% to $17.4 billion, while imports gained 7.3% in 2024. As a result, the New Brunswick recorded a net trade balance of $177.4 million, down from $878.0 million in 2023.

In 2024, New Brunswick's total capital investment rose by 4.4%, reaching a record $5.6 billion, the highest recorded capital investment in the available data, starting 2006. This growth was primarily supported by a 9.5% rise in public sector investment, and partially by a 1.2% increase in private sector investment.

Housing starts in New Brunswick experienced one of the most rapid growth rates in history, recording a rate of 35.7% in 2024, totaling 6,169 units, as compared to 4,547 units in 2023. Housing activity was on the rise in two out of three biggest cities in the province, with Moncton (+879 units) placed first, followed by Saint John (+225 units) as Fredericton (-253) experienced a decrease in housing starts.

Inflation as measured by the consumer price index (CPI) moderated to 2.2% in 2024, after a hike in 2023 (+3.6%) and 2022(+7.3%). Shelter (+5.5%); food (+3.3%) and health and personal care (+3.3%), were the main contributors to the changes in the index.  On the national level, The CPI rose 2.4% on an annual average basis in 2024, following a 3.9% increase in 2023 and a 40-year high increase of 6.8% in 2022.

Economic Activity

New Brunswick’s nominal GDP was estimated at $48,302 million in 2024, or $56,277 per capita. From 2020 to 2024, nominal GDP at market prices in New Brunswick grew at a compound annual rate of 6.6%, below the national growth rate of 8.8%. During this same time, the real GDP in New Brunswick increased at a compound annual rate of 3.0%, while the real GDP in Canada grew at a rate of 3.6%.

From 2020 to 2024, real GDP from goods-producing industries grew by 7.8%. Construction experienced the largest increase over the period (+16.0%), followed by utilities (10.0%), agriculture, forestry, fishing, and hunting (5.2%) and manufacturing (4.7%).  In contrast, the real GDP of mining, quarrying, and oil and gas extraction decreased by 10.1% and was the only category within the goods-producing industries to see a contraction over this period.

Services-producing industries expanded by 14.5% from 2020 to 2024, with the largest growth rate recorded in industries such as accommodation and food services (+58.9%), arts, entertainment and recreation (+42.4%), and professional, scientific and technical services (+37.1%). Thirteen out of seventeen services-producing industries experienced increases in real GDP. The only categories to experience a decrease were administrative and support, waste management and remediation services (-21.5%); and management of companies and enterprises (-77.2%).

                As a result of these shifts, the goods-producing sector decreased its share of real GDP to 23.2% in 2024, down from 24.2% in 2020, while the service-producing sector saw its share increase to 76.8% in 2024, up from 75.8% in 2020. Within the services sector, the most significant gains from 2020 to 2024 were observed in health care and social assistance, which expanded by $754.1 million (+22.8%); real estate and rental and leasing, up $488.0 million (+11.6%); and public administration, which saw an increase by $473.7 million (+12.3%). The largest contributions to growth within New Brunswick’s goods-producing sector from 2020 to 2024 were driven by construction, which posted an increase of $351.9 million, representing a robust 16.0% growth. Manufacturing followed behind, expanding by $142.5 million (+4.7%). Meanwhile the utilities industry recorded a more moderate rise of $116.2 million, translating to a 10.0% increase over the same period.

9

Exhibit “99.11” Current Province of New Brunswick Description

Over the five years ending in 2024, the gross value of manufacturing sales increased at a compound annual rate of 12.9% (in current prices), while the same measure for foreign exports of commodities increased at a rate of 13.9% (in current prices).  Retail trade increased at a 7.1% compound annual rate during the same period (in current prices).

Primary household income has increased from $24,960 million in 2020 to $34,621 million in 2024, resulting in a compound annual growth rate of 8.5%. On a per capita basis, primary household income per capita increased from $31,860 to $40,337 over the same period, growing at a compound annual rate of 6.1%. All measures are in current prices.

Selected Economic Indicators
Year Ended December 31,
	2020	2021	2022	2023	2024	CAGR %
	(In millions of dollars unless otherwise indicated)					2020-2024
Gross domestic product; income-based (current dollars)
New Brunswick	37,354	41,290	44,913	46,463	48,302	6.60%
Canada	2,220,527	2,535,818	2,864,159	2,965,201	3,108,551	8.80%
Gross domestic product (real)
New Brunswick	35,393	37,271	38,097	38,845	39,882	3.00%
Canada	2,128,408	2,255,059	2,360,944	2,407,055	2,456,310	3.60%
Primary household income

New Brunswick	24,960	27,141	29,715	31,865	34,621	8.50%
Canada	1,502,749	1,631,315	1,765,747	1,885,119	2,025,363	7.70%
Primary household income per capita (dollars)
New Brunswick	31,860	34,321	36,736	38,341	40,337	6.10%
Canada	39,516	42,660	45,334	47,070	49,085	5.60%
Gross domestic product per capita; income-based (dollars)
New Brunswick	47,680	52,213	55,526	55,905	56,277	4.20%
Canada	58,391	66,313	73,534	74,039	75,336	6.60%
Retail trade	13,577	15,309	16,500	17,285	17,850	7.10%
Manufacturing sales	15,171	20,939	27,110	24,101	24,654	12.90%
Foreign commodity exports	10,307	14,829	18,802	16,901	17,367	13.90%
Consumer price index (% change)
New Brunswick	0.20%	3.80%	7.30%	3.60%	2.20%
Canada	0.70%	3.40%	6.80%	3.90%	2.40%
Unemployment rate
New Brunswick	10.40%	9.30%	7.20%	6.60%	7.00%
Canada	9.70%	7.50%	5.30%	5.40%	6.30%
Source: Statistics Canada CAGR: Compound Annual Growth Rate

10

Exhibit “99.11” Current Province of New Brunswick Description

Structure of the Economy

In 2024, New Brunswick's real GDP expanded by 2.7%, driven primarily by sustained population growth and favorable terms of trade. New Brunswick’s population increased by 3.3% year-over-year, reaching 858,293 people as of July 1, 2024, driven primarily by higher levels of international migration (+13,845 people).

In 2024, goods-producing industries marginally contracted by 0.1% compared to last year, driven mainly by a 16.5% decrease in utilities. However, this decline was partially offset by increases in agriculture, forestry, fishing and hunting (+6.4%), and manufacturing (+4.1%). As a result, the share of goods-producing industries in total GDP decreased by 0.6 percentage points, from 23.8% in 2023 to 23.2% in 2024.

Services-producing industries grew by 3.4% in 2024, led by notable increases in arts, entertainment and recreation (+5.8%), transportation and warehousing (+5.2%), as well as health care and social assistance (+4.8%). In volume terms, the increase in health care and social assistance was the largest driver in 2024. However, the growth was partially offset by declines in management of companies and enterprises (-29.9%), and administrative and support, waste management, and remediation services (-0.5%). In total, the share of services-producing industries in total GDP rose by 0.6 percentage points, from 76.2% in 2023 to 76.8% in 2024.

                The following table shows real GDP by industry in New Brunswick for the years 2020 to 2024, valued in chained 2017 dollars.

Real Gross Domestic Product at basic prices, by Industry
For Year Ended December 31,
	2020	2021	2022	2023	2024	CAGR 2020-2024
Goods-producing industries	(In millions of chained 2017 dollars)
Agriculture, forestry, fishing and hunting	1,172.3	1,293.4	1,190.1	1,159.0	1,233.4	1.3%
Mining, quarrying, and oil and gas extraction	243.7	262.7	274.2	215.5	219.1	-2.6%
Utilities	1,158.4	1,272.0	1,271.6	1,526.5	1,274.6	2.4%
Construction	2,199.9	2,296.1	2,608.3	2,566.1	2,551.8	3.8%
Manufacturing	3,035.7	3,246.5	3,115.9	3,053.8	3,178.2	1.2%
Total goods-producing industries	7,805.5	8,359.4	8,429.3	8,428.5	8,416.0	1.9%
Services-producing industries
Wholesale trade	1,121.9	1,174.9	1,179.3	1,131.6	1,147.2	0.6%
Retail trade	2,107.9	2,245.9	2,272.1	2,368.3	2,420.7	3.5%
Transportation and warehousing	1,435.5	1,415.7	1,448.7	1,481.1	1,558.2	2.1%
Information and cultural industries	1,051.0	1,104.0	1,109.2	1,177.0	1,214.8	3.7%
Finance and insurance	1,940.7	2,061.7	2,046.4	2,145.7	2,236.0	3.6%
Real estate and rental and leasing	4,202.1	4,225.6	4,411.6	4,535.4	4,690.1	2.8%
Professional, scientific and technical services	1,117.0	1,281.6	1,408.0	1,479.1	1,531.2	8.2%
Management of companies and enterprises	59.7	42.3	27.7	19.4	13.6	-30.9%
Administrative and support, waste management and remediation services	1,031.9	1,114.7	802.8	813.9	809.8	-5.9%
Educational services	1,996.9	2,110.8	2,176.4	2,238.5	2,306.1	3.7%
Health care and social assistance	3,300.3	3,455.6	3,788.6	3,869.3	4,054.4	5.3%
Arts, entertainment and recreation	126.4	150.3	161.5	170.1	180.0	9.2%
Accommodation and food services	511.4	610.4	752.3	799.9	812.7	12.3%
Other services (except public administration)	574.2	619.8	655.6	679.0	692.0	4.8%
Public administration	3,840.0	4,021.3	4,056.3	4,148.3	4,313.7	3.0%
Total service-producing industries	24,388.7	25,593.2	26,238.0	26,991.0	27,917.0	3.4%
Source: Statistics Canada CAGR: Compound Annual Growth Rate
Totals may not add up due to the adoption of the chain Fisher deflation methodology

11

Exhibit “99.11” Current Province of New Brunswick Description

Labour Force

Sustained economic growth and a rising population drove a 2.9% increase in employment in New Brunswick in 2024, bringing the total workforce to 400,000. Full-time employment grew by 1.6% (+5,400 jobs), while part-time employment rose by 10.6% (+5,900 jobs).

In 2024, the goods-producing sector added 3,900 jobs, a 5.1% year-over-year increase, with the most notable gains in construction (+3,100 jobs, +10.1%), followed by agriculture (+700 jobs, +12.7%), utilities (+600 jobs, +12.5%) and forestry, fishing, mining, quarrying, oil and gas (+200 jobs, +2.6%). However, job losses were recorded in manufacturing (-2.5%, -700 jobs). Employment in the services-producing sector expanded by 2.4%, adding jobs in ten of its eleven industries, particularly in transportation and warehousing (2,600 jobs, +13.7%); professional, scientific and technical services (+1,400 jobs, +6.0%); and public administration (+1,100 jobs, +3.1%). Conversely, wholesale and retail trade (-1,100 jobs, -1.9%) was the only service industry to see a decline in employment in 2024. In total, New Brunswick’s employment grew by 2.9%, adding 11,400 jobs in 2024.

New Brunswick's unemployment rate rose by 0.4 percentage points to 7.0%, after a historic low of 6.6% in 2023. Correspondingly, the number of unemployed individuals increased by 3,000, bringing the total to 30,300. The unemployment rate for women increased by 0.6 percentage points to 5.6%, while the rate for men increased from 8.0% in 2023 to 8.4% in 2024. Nationally, the unemployment rate rose by 0.9 percentage points to 6.3%.

	For Year Ended December 31,
	2020	2021	2022	2023	2024
	(In thousands unless otherwise indicated)
Population 15 years and over	647.8	654.4	669.0	688.7	710.2
Labour force	392.3	401.8	404.7	415.9	430.3
Labour force employed	351.5	364.6	375.6	388.6	400.0
Labour force unemployed	40.8	37.2	29.1	27.3	30.3
Unemployment rate (%)
New Brunswick	10.4	9.3	7.2	6.6	7.0
Canada	9.7	7.5	5.3	5.4	6.3
Participation rate (%)
New Brunswick	60.6	61.4	60.5	60.4	60.6
Canada	64.4	65.5	65.5	65.8	65.5
Source: Statistics Canada New Brunswick unless otherwise stated

12

Exhibit “99.11” Current Province of New Brunswick Description

Employment by Industry

	2020	2021	2022	2023	2024
	(In thousands unless otherwise indicated)
Goods-producing sector	73.5	72.1	75.8	77.1	81.0
Agriculture	4.9	5.5	6.2	5.5	6.2
Forestry, fishing, mining, quarrying, oil and gas	10.1	9.4	8.2	7.7	7.9
Utilities	3.1	3.5	4.1	4.8	5.4
Construction	24.9	23.6	29.1	30.7	33.8
Manufacturing	30.5	30.1	28.2	28.4	27.7
Services-producing sector	278.0	292.6	299.8	311.5	319.0
Wholesale and retail trade	54.8	57.7	59.9	58.5	57.4
Transportation and warehousing	16.9	19.7	18.6	19	21.6
Finance, insurance, real estate and leasing	17.5	19.3	18.8	20.1	20.3
Professional, scientific and technical services	17.3	18.3	21.7	23.3	24.7
Business, building and other support services	15.3	15	13.3	11.9	12.5
Educational services	27.6	28.8	31.3	30.8	30.9
Health care and social assistance	57.1	57.2	57.8	62.9	63.9
Information, culture and recreation	10.6	9.8	10.2	11.6	12.1
Accommodation and food services	20.1	20.6	19.7	21.3	22.3
Other services (except public administration)	14.1	15.9	15.7	16.2	16.5
Public administration	26.8	30.4	32.6	35.8	36.9
Total	351.5	364.7	375.6	388.6	400.0

Source: Statistics Canada

Primary Industries

Forestry

Nearly 86% of the land area of New Brunswick is forested and 50% of the forested land is owned by the province as Crown land, 30% is private woodlots, and 20% is industrial freehold. 98% of Crown land is subject to timber licenses or harvest agreements. In addition to private and industrial landowners, there are 324 forestry and logging companies and 85 support businesses. In 2024, the most recent year with available data, the primary forest sector generated an estimated $651.1 million in revenues. About 68% of these revenues were generated by softwood (mainly spruce-fir-jack pine), with hardwood contributing to the remaining 32%.

13

Exhibit “99.11” Current Province of New Brunswick Description

Harvest activities on Crown land generated $79.1 million in Crown royalties for the fiscal year ended March 31, 2025.  This represents an 19% decrease over the previous fiscal year, primarily due to lower timber royalty rates. The province received $76.3 million of these royalties from the licensee and sub-licensee harvest activities and $3.5 million was forwarded to New Brunswick First Nation Communities in accordance with First Nation Commercial Harvesting Agreements. Of the total royalties collected, $9.3 million were deposited in the Private Woodlot Sustainability Fund.

Forest Production

	Thousands of Cubic Metres Delivered by Year
Product	2020	2021	2022	2023	2024
Logs & Bolts*	5,609	6,344	5,593	5,519	5,920
Pulpwood*	3,880	3,519	3,364	3,974	4,080
Fuelwood**	36	36	36	36	36
Harvest Residues*	291	214	246	398	224
Total	9,816	10,112	9,238	9,927	10,259
* Source: New Brunswick Forest Products Commission Timber Utilization Reports
** New Brunswick Department of Natural Resources & Energy Development estimate

Agriculture

Total farm cash receipts in the province were at $1.2 billion in 2024, up 2.7% from the previous record set the year before. The increase was contributed by both higher total crop receipts (+2.7%) and total receipts for in total livestock and livestock product (+0.6%). Cannabis ($254.3 million) and potatoes ($252.8 million) were the province’s largest cash crops, which together represented more than two-thirds of total crop receipts. The animal product with the highest cash receipt value in 2024 was unprocessed bovine milk, totaling $153.6 million.

The 2021 Census of Agriculture recorded 1,851 farms in New Brunswick, representing a 17.9% decline from 2,255 farms in 2016. The number of farm operators also decreased by 17.6% over the same period, falling to 2,475. The average age of farm operators in the province rose by 1.4 years to 57.0 in 2021, exceeding the national average of 56.0 years. Total farm area in New Brunswick contracted by 18.0% to 685,378 acres, though the average farm size remained stable at 370 acres, unchanged from 2016. By comparison, total farm area across Canada declined by 3% over the five-year period.

                From 2016 to 2021, New Brunswick's tame hay acreage declined by 11.2% to 142,738 acres. In contrast, the province's total harvested potato area increased by 12.4% from 2016, reaching 52,850 acres in 2024. New Brunswick reported 3.5 million maple taps in 2021, the second highest in Canada after Quebec, marking a 54.2% increase since 2016. This represents the strongest growth in maple taps nationwide.

New Brunswick's dairy cow population declined by 8.4% between 2016 and 2021, falling from 18,031 to 16,599. Despite this reduction, advancements in animal nutrition, genetics, and production practices led to a 10% increase in annual milk output, rising from 144.2 million litres in 2016 to 159.1 million litres in 2021. Over the same period, the province's pig population grew by 16%, with total headcount increasing by 5,002 to reach 35,717 in 2021.

Fishing

New Brunswick is the country’s second largest exporter of fish and seafood products with approximately $1.85 billion in export sales in 2024, which is up 10.4% from the previous year. The top exported fish and seafood products in 2024 were lobster - valued at $995.6 million, salmon valued at $378.2 million, and crab valued at $252.0 million. The largest market for the province’s seafood exports continues to be the United States, with sales of $1.50 billion in 2024, or 81.2% of market share.

Manufacturing

Reported sales of New Brunswick manufacturers went from $24.1 billion in 2023 to $24.7 billion in 2024, a 2.3% increase. On the national level, manufacturing sales registered a decrease of 1.7% in 2024.

Provincial sales of non-durable goods, which represent 84.1% of total manufacturing sales, increased by 2.7% in 2024. Durable product manufacturing stayed virtually flat, with a year-over-year decrease of 0.01%. After a decline of 30.1% in 2023, wood product manufacturing rebounded and saw an increase of 7.1%, totaling $1.8 billion. Fabricated metal product manufacturing sales were at $574.2 million in 2024, down 6.7% from the previous year.

14

Exhibit “99.11” Current Province of New Brunswick Description

The manufacturing sector had 27,700 employees in 2024, a decline of 2.5% compared to 2023. Average weekly earnings for the sector declined by 0.9% to $1,163.9 in 2024. The sector amounted to 9.3% of provincial GDP in 2024. The table below sets forth the leading industrial groups in New Brunswick’s manufacturing sector, according to the gross selling value of factory sales, for the years 2020 through 2024.

Gross Selling Value of Factory Sales
Year Ended December 31,
						CAGR[1]
	2020	2021	2022	2023	2024	2020-2024
Industry	(In millions of dollars)
Non-durable product manufacturing	12,007.24	16,741.82	22,751.27	20,178.58	20,731.75	14.6%
Durable product manufacturing	3,163.47	4,197.03	4,358.60	3,922.11	3,921.86	5.5%
Total	15,170.71	20,938.85	27,109.87	24,100.69	24,653.61	12.9%
Source: Statistics Canada CAGR: Compound annual growth rate

Service Industries

Retail and Wholesale trade

Retail trade in New Brunswick climbed to $17.8 billion in 2024, an increase of 3.3%, while nationally retail trade saw an 1.6% expansion. Sales were up, in dollar terms, for motor vehicle and parts dealers (+7.4%), general merchandise retailers (+5.8%), and clothing, clothing accessories, shoes, jewelry, luggage and leather goods retailers (+8.1%). Other subsectors reported losses, namely furniture, home furnishings, electronics and appliances retailers (-2.0%), building material and garden equipment and supplies dealers (-0.5%), and gasoline stations and fuel vendors (-0.2%). Retail trade represents 6.2% of provincial real GDP and in 2024 employed 47,200 people.

Wholesale trade sales grew by 3.0% on a year-over-year basis, following a growth of 31.6% in 2023. Notably, personal and household goods merchant wholesalers registered almost double sales revenue in 2024 (+95.5%) followed by building material and supplies merchant wholesalers (+4.5%) and food, beverage and tobacco merchant wholesalers (+2.3%) with less sizable increases. These gains were offset by contractions in machinery, equipment and supplies merchant wholesalers (-4.9%), driven primarily by a decrease in farm, lawn and garden machinery (-16.2%); as well as motor vehicle and motor vehicle parts and accessories merchant wholesalers (-3.4%). Altogether, wholesale trade industry accounts for 2.8% of provincial real GDP and employed 10,200 people.

Provincial employment across both trade industries when combined decreased by 1.9% (-1,100 jobs) in 2024. Average weekly earnings in the retail trade industry increased by 9.5%, while the wholesale trade industry saw an increase of 8.7%.

Transportation and Warehousing

Employment across the transportation and warehousing industry experienced the largest increase within the service-producing sector, adding 2,600 jobs (+13.7%) in 2024. Average weekly earnings in this industry increased by 2.6%. This industry accounts for 4.7% of provincial GDP.

Port Saint John reported its overall cargo tonnage for 2024 at 29.6 million metric tonnes, representing a 6.2% increase over the previous year figure. Dry bulk exports reached 1.3 million metric tonnes in 2024 (-47.5%), driven mainly by a gap of 1.0 metric tonnes in potash export– a decrease of 45.1%. In 2024, Port Saint John welcomed a total number of 163,251 cruise passengers and 68,865 crew members.

15

Exhibit “99.11” Current Province of New Brunswick Description

Finance, Insurance and Real Estate

Employment across the finance, insurance, rental and leasing industry increased to 20,300 jobs in 2024 compared to 20,100 in 2023 (+1.0%). Output from this industry increased by approximately 3.7% in 2024 and now accounts for 20.5% of total provincial GDP.

Tourism

Employment in the accommodation and food services industry increased by 4.7% (+1,000 jobs) to 22,300 in 2024. Average weekly earnings in the industry grew by 6.5% in 2024.

In 2024, the number of rooms sold by accommodations in New Brunswick saw a decrease of 0.9% to 1,860,772, with the occupancy rate remained unchanged at 57.4%. Sales to international travelers contracted by 3.2%, totaling 132,146 rooms, with US visitors accounted for 80.1% of international room sales. Meanwhile, room sales to New Brunswick residents totaled 891,944, marking a 1.5% decrease from 905,652 in the previous year.

Trade

Trade
Year Ended December 31,

	2020	2021	2022	2023	2024
	(In millions of dollars unless otherwise indicated)
Exports of Goods and Services	22,118	28,016	33,779	31,849	33,127
Exports to other countries	10,989	15,449	20,271	18,781	19,393
Exports of goods to other countries	9,709	13,937	18,539	16,750	17,288
Exports of services to other countries	1,280	1,512	1,732	2,031	2,105
Exports to other provinces	11,129	12,567	13,508	13,068	13,734
Exports of goods to other provinces	6,831	7,920	8,450	7,887	8,275
Exports of services to other provinces	4,298	4,647	5,058	5,181	5,459
Ratio of Exports to Nominal GDP	59.2%	67.9%	75.2%	68.5%	68.6%

Imports of Goods and Services	28,771	35,370	43,002	42,507	44,800
Imports from other countries	16,354	20,883	26,795	26,253	27,358
Imports of goods from other countries	14,868	19,352	24,691	23,795	24,698
Imports of services from other countries	1,486	1,531	2,104	2,458	2,660
Imports from other provinces	12,417	14,487	16,207	16,254	17,442
Imports of goods from other provinces	4,862	6,072	7,013	6,693	7,260
Imports of services from other provinces	7,555	8,415	9,194	9,561	10,182
Ratio of Imports to Nominal GDP	77.0%	85.7%	95.7%	91.5%	92.7%

Trade Balance	-6,653	-7,354	-9,223	-10,658	-11,673

Gross Domestic Product at Market Prices	37,354	41,290	44,913	46,463	48,302

Source: Statistics Canada

16

Exhibit “99.11” Current Province of New Brunswick Description

On an economic accounts basis, the overall value of New Brunswick’s total export of goods and services was estimated at $33,127 million in 2024 (in nominal terms), up 4.0% from 2023. International exports as a percentage of nominal GDP were 40.1% in 2024, slightly down from 40.4% in 2023. Nationally, foreign bound exports accounted for approximately 32.5% of Canadian nominal GDP in 2024, down 0.9 percentage points from 2023.

Foreign Exports of Commodities

The U.S. market still accounts for the bulk of the province’s export sales. In 2024, the United States purchased 90.4% of the province’s foreign commodity exports, compared to 92.1% in 2023. Energy products accounted for 35.3% of all commodity exports in 2024, was up from 33.8% in the previous year. Basic and industrial chemical, plastic and rubber products reported a decrease in its share of total foreign commodity exports to 29.4% in 2024, down 2.4 percentage points from 2023.  Furthermore, 13.9% of commodity exports were forestry products and building and packaging materials in 2024, representing an increase of 0.3 percentage points from 2023. Altogether, energy products; basic and industrial chemical, plastic and rubber products; and forestry products and building and packaging materials accounted for more than three quarters of total foreign commodity exports. The fourth major commodity of exports was farm, fishing and intermediate food products, with $1.5 billion of export value in 2024.

The table below outlines New Brunswick's foreign commodity exports from 2020 to 2024. Energy products, the largest export category, grew at a compound annual rate of 21.9%. Basic and industrial chemicals, plastics, and rubber products saw a compound annual growth rate of 15.7% over the same period, while forestry products and building and packaging materials recorded a 5.6% annual growth rate. Farm, fishing and intermediate food products experienced a compound annual growth rate of 6.5%.

Foreign Exports of Commodities
Year Ended December 31,

	2020	2021	2022	2023	2024	CAGR(%) 2020-2024
	(in millions of dollars)
Farm, fishing and intermediate food products	1,181.7	1,832.2	1,636.7	1,461.2	1,519.3	6.5%
Energy products	2,774.7	3,965.5	6,583.0	5,711.8	6,122.7	21.9%
Metal ores and non-metallic minerals	191.2	168.2	146.6	119.0	139.1	-7.6%
Metal and non-metallic mineral products	170.9	106.1	184.2	105.5	70.1	-20.0%
Basic and industrial chemical, plastic and rubber products	2,847.5	4,762.0	5,880.5	5,370.6	5,108.6	15.7%
Forestry products and building and packaging materials	1,940.5	2,490.2	2,720.2	2,301.6	2,414.7	5.6%
Industrial machinery, equipment and parts	136.7	158.4	218.5	259.5	260.0	17.4%
Electronic and electrical equipment and parts	70.2	79.6	92.5	96.4	116.6	13.5%
Motor vehicles and parts	43.9	53.2	53.5	57.1	64.5	10.1%
Aircraft and other transportation equipment and parts	32.4	25.9	60.8	57.0	57.4	15.4%
Consumer goods	853.9	1,126.2	1,158.4	1,286.6	1,422.0	13.6%
Special transactions trade	63.4	61.8	67.4	74.6	72.6	3.5%
Total	10,307.0	14,829.2	18,802.3	16,900.9	17,367.5	13.9%
Source: Statistics Canada CAGR: Compound annual growth rate Totals may not add up due to rounding

17

Exhibit “99.11” Current Province of New Brunswick Description

Foreign Imports of Commodities

The table below shows foreign imports of commodities to New Brunswick for the years 2020 to 2024. The largest component, energy products, increased by 9.0%, reaching $12.7 billion in 2024.

Foreign Imports of Commodities
Year Ended December 31,

	2020	2021	2022	2023	2024	CAGR(%) 2020-2024
	(In millions of dollars)
Farm, fishing and intermediate food products	495.0	799.4	582.6	502.9	613.60	5.5%
Energy products	5,823.8	9,401.2	14,282.5	11,627.8	12,676.33	21.5%
Metal ores and non-metallic minerals	29.2	23.1	26.7	29.2	45.82	11.9%
Metal and non-metallic mineral products	181.1	220.3	283.1	268.8	254.40	8.9%
Basic and industrial chemical, plastic and rubber products	448.7	633.4	632.3	829.9	684.52	11.1%
Forestry products and building and packaging materials	366.8	428.7	525.9	523.7	575.27	11.9%
Industrial machinery, equipment and parts	477.8	469.9	635.4	711.5	767.09	12.6%
Electronic and electrical equipment and parts	188.8	173.0	242.9	290.5	274.58	9.8%
Motor vehicles and parts	395.4	465.7	395.6	452.1	516.79	6.9%
Aircraft and other transportation equipment and parts	49.3	96.6	74.5	152.3	98.82	19.0%
Consumer goods	576.5	663.2	612.2	590.6	657.35	3.3%
Special transactions trade	29.4	33.2	27.5	43.6	25.53	-3.5%
	9,062.0	13,407.8	18,226.2	16,022.8	17,190.12	17.4%
Source: Statistics Canada CAGR: Compound annual growth rate Totals may not add up due to rounding

New Investment

Preliminary estimates from Statistics Canada indicate that capital investment in New Brunswick reached $5.6 billion in 2024, marking a 4.4% increase from $5.4 billion in the previous year. This growth was led by a 9.5% rise in public sector investment, while private investment saw an increase of 1.2%.

From 2023 to 2024, gains in investment were observed in 9 out of 14 industries with available data, with the largest hikes occurring in utilities (+$140.9 million); educational services (+$73.3 million) and transportation and warehousing (+$69.2 million). The largest declines were seen in agriculture, forestry, fishing and hunting (-$54.1 million); health care and social assistance (-$39.8 million) and arts, entertainment and recreation (-$26.2 million).

Construction expenditures increased by 4.1%, complemented by a 4.9% rise in investment in machinery and equipment.

Residential investment rose by 11.4% in 2024, following a 5.5% contraction in the previous year. Housing starts in 2024 experienced a year-over-year surge of 35.7% (to reach 6,169 total units), the highest growth rate seen since 1986.  Multiple-unit starts registered an increase of 45.9%, along with a rise of 12.7% of single-detached unit starts by in 2024.  Among the three primary urban centers, Moncton experienced a 41.5% increase, which translates to an addition of 879 units in 2024. Saint John, the second most populous city in the province, also recorded an increase in housing starts (+41.5%, +225 units). New Brunswick’s capital city of Fredericton was the only major urban area to contract (-25.2%, -253 units) in 2024.

Non-residential building construction investment growth slowed but remained strong in 2024, rising 21.8% as compared to 26.8% last year. This growth was driven by notable increases in commercial construction (+36.6%) as well as institutional and governmental construction (+17.4%), while industrial construction saw a decrease of 2.4%.

The construction industry reached 33.800 in 2024, its highest employment level on record, adding another 3,100 from the previous year. The industry accounted for 7.2% of total provincial GDP in 2024.

18

Exhibit “99.11” Current Province of New Brunswick Description

REVENUE AND EXPENDITURE OF THE PROVINCE

General Information

                Under the Constitution Act, 1867 and the Constitution Act, 1982 provincial legislatures are given certain exclusive powers, including the power to impose direct taxation within the provinces to raise revenue for provincial purposes and the power to borrow money on the sole credit of the provinces.

                The Financial Administration Act governs the receipt of public money, the disbursement of public funds, the control of expenditures, and the keeping and auditing of public accounts of the Province.  All public monies are to be deposited to the credit of the Province and constitute the Consolidated Fund of the Province.  Monies necessary for the carrying out of the operations of the provincial government for each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has already been made through existing legislative authority.  In addition, under the authority of the Financial Administration Act, should the occasion arise when the Legislative Assembly is not in session, the Lieutenant-Governor in Council may order the issue of a special warrant authorizing payment out of the Consolidated Fund for an expenditure required urgently for the public good which was not provided for by the Legislative Assembly.  Amounts appropriated under special warrant must be approved at the next session of the Legislative Assembly.

                In accordance with the Financial Administration Act and certain other Acts, funds received for a special purpose are to be disbursed for that purpose.  Unlike other budgetary accounts, any unspent balance of these funds may be spent in subsequent fiscal years without appropriation by the Legislative Assembly.  At March 31, 2025, the balance of unspent special purpose funds was $254.5 million.

                Funds may also be considered as Special Operating Agency Funds.  Revenue may be generated by the Agencies or from transfers from other budgetary accounts.  Any unspent balance of these funds may, with permission from the Treasury Board as per the Financial Administration Act, be carried forward to subsequent fiscal years. At March 31, 2025, the balance of unspent special operating funds approved for carry-over was $90.6 million.  All transactions between the Special Operating Agencies and provincial departments are eliminated from the Province's combined statement of revenue and expenditure.

                Volume 1 of the public accounts contains the consolidated financial statements of the Province which are subject to audit by the Auditor General.  The Auditor General is an official responsible under the provisions of the Auditor General Act for the examination of the accounts of the Province and for reporting thereon annually to the Legislative Assembly.   The consolidated financial statements include certain organizations that are accountable to the Legislative Assembly and are included in the Provincial Reporting Entity as described in Note 1(b) and (c) to the consolidated financial statements.  The methods by which the various organizations are included in the Province's consolidated financial statements are also outlined in Schedule 25.

                Each fiscal year, the Minister of Finance and Treasury Board delivers a budget and the Estimates of Revenue and Expenditure (the "Budget Estimates") to the Legislative Assembly.  The Minister of Finance and Treasury Board reports on the status of the budget plan during the year.  The Budget Estimates include the revenue and expenditures of some provincially-created Boards, Commissions and Crown corporations, or the net profits of such entities, or the provincial contribution towards the operations of such entities, as well as funds advanced through such entities to various individuals and enterprises in the form of repayable loans and investments.

19

Exhibit “99.11” Current Province of New Brunswick Description

                The following table sets forth information regarding the surplus (deficit) for the four fiscal years ended March 31, 2025 and the Budget Estimates for the fiscal year ending March 31, 2026.

Comparative Statement of Surplus (Deficit)

Year Ending March 31

					Budget
					Estimates
BUDGETARY ACCOUNTS	2022	2023	2024	2025	2026
	(In thousands of dollars)
Ordinary Account
Revenues	10,921,333	12,045,152	12,538,313	13,081,465	13,209,541
Expenditures	9,778,795	10,657,160	11,592,953	12,732,122	13,069,326
Surplus (Deficit)	1,142,538	1,387,992	945,360	349,343	140,215
Capital Account
Revenues	47,287	49,494	46,290	38,955	23,470
Expenditures	632,814	774,350	949,016	1,096,372	1,257,946
Surplus (Deficit)	(585,527)	(724,856)	(902,726)	(1,057,417)	(1,234,476)
Special Purpose Account
Revenues	146,113	146,411	195,835	251,227	215,532
Expenditures	114,876	142,430	165,185	202,435	225,190
Surplus (Deficit)	31,237	3,981	30,650	48,792	(9,658)
Special Operating Agency Account
Revenues	265,762	252,794	301,217	278,478	313,696
Expenditures	234,502	251,813	305,416	304,562	361,197
Surplus (Deficit)	31,260	981	(4,199)	(26,084)	(47,501)

Sinking Fund Earnings	208,497	216,772	235,610	247,794	222,200
Accounting Adjustments
Revenue	151,057	(662,186)	9,335	(249,164)	(192,129)
Expenditure	(111,627)	(138,599)	(190,762)	(216,815)	(192,129)

Consolidated and Operating Revenue	11,740,049	12,048,437	13,326,600	13,648,755	13,792,310

Consolidated Expenditures	10,649,360	11,687,154	12,821,808	14,118,676	14,721,530
Add: Amortization Expense	547,058	567,190	598,502	615,706	692,703
Less: Gross Investment in Tangible Capital Assets	(556,370)	(702,027)	(801,775)	(949,601)	(1,072,886)
Other Accounting Adjustments	333,433	(504,046)	207,820	(31,662)	---
Operating Expense	10,973,481	11,048,271	12,826,355	13,753,119	14,341,347

Surplus (Deficit)	766,568	1,000,166	500,245	(104,364)	(549,037)

Decrease (increase) in Net Debt from Operations	1,090,689	361,283	504,792	(469,921)	(929,220)

Contingency Reserve[1]					(50,000)

1 A $50 million contingency is being introduced to reflect the uncertainty of tariffs and the potential effect they may have on New Brunswickers and the province’s economy. Any use of this contingency would have an impact on the surplus (deficit) and net debt.

20

Exhibit “99.11” Current Province of New Brunswick Description

Changes in Cash Flow

                The following table sets forth the changes in cash flow of the Province for the four fiscal years ended March 31, 2025 and the Budget Estimates for the fiscal year ending March 31, 2026.

Changes in Cash Flow
					Budget
					Estimates[1]
	2022	2023	2024	2025	2026
	(In millions of dollars)
Operating Transactions
Surplus (Deficit)	766.6	1,000.2	500.2	(104.4)	(549.0)
Non-Cash Items
Amortization of Premiums, Discounts and Issue Expenses	(6.6)	(6.4)	(6.1)	(0.8)	-
Foreign Exchange Expense	(2.5)	(0.5)	---	(0.1)	-
Increase (Decrease) in Provision for Losses	3.2	(4.2)	(7.2)	6.4	-
Sinking Fund Earnings	(208.5)	(216.8)	(235.6)	(247.8)	(222.2)
Amortization of Tangible Capital Assets	547.0	567.2	598.5	615.7	692.7
Loss on Disposals and Impairments of Tangible Capital Assets	6.3	19.0	4.5	5.0	-
Actual Losses Due to Foreign Exchange	0.5	0.4	---	0.1	-
Increase (Decrease) in Liabilities for Employee Future Benefits	(31.7)	(76.1)	15.4	52.6	-
(Decrease) increase in Deferred Revenue	55.3	(98.1)	(12.9)	88.6	-
Increase (Decrease) in Working Capital	21.2	251.3	(667.2)	359.7	-
Net Cash From Operating Activities	1,150.8	1,436.0	189.6	775.0	(78.5)

Investing Transactions
Decrease (increase) in Investments, Loans and Advances	(396.8)	407.8	(102.2)	(123.6)	(92.7)
Non-Cash Adjustment in Investing Activities	329.0	(341.4)	66.0	59.4	-
Net Cash Used In Investing Activities	(67.8)	66.4	(36.2)	(64.2)	(92.7)

Capital Transactions
Purchase of Capital Assets	(556.4)	(702.0)	(801.8)	(949.6)	(1,072.9)

Financing Transactions
Net Proceeds from Issuance of Funded Debt	806.7	1,106.5	1,325.2	1,562.3	-
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	---	97.8	---	---	-
Decrease in Obligations Under Capital Leases	(47.3)	(63.2)	(58.0)	(59.9)	-
Sinking Fund Installments	(177.3)	(167.6)	(169.0)	(174.8)	-
(Decrease) Increase in Short term borrowing	(200.6)	412.1	(296.6)	276.8	-
Funded Debt Matured	(706.6)	(1,639.5)	(1,143.4)	(896.9)	-
Net Cash (Used in) From Financing Activities	(325.1)	(253.9)	(341.8)	707.5	---

Increase (decrease) in Cash Position during Year	201.5	546.5	(990.2)	468.7	(1,244.1)
Cash Position – Beginning of Year	3,029.3	3,230.8	3,777.3	2,787.1	3,255.8
Cash Position – End of Year	3,230.8	3,777.3	2,787.1	3,255.8	2,011.7

Cash Represented by
Cash and Short term Investments	3,230.8	3,777.3	2,787.1	3,255.8	2,011.7

1 The Budget Estimates do not include estimates of total borrowing requirements of the Province.  For information with respect to financial requirements of the Province and with respect to maturing debt of the Province, see Financing-Financial Requirements” and “Financing-Funded Debt Maturity Schedule”, respectively.

(-) Denotes no estimate provided.

21

Exhibit “99.11” Current Province of New Brunswick Description

2024-2025 Public Accounts

For the fiscal year ended March 31, 2025, there was a deficit of $104.4 million. This represents a decrease of $145.3 million from the budgeted surplus of $40.9 million. Total revenues were $13,646.5 million, $271.6 million higher than the budgeted amount of $13,374.9 million. Revenues were up mainly due to recognition of the upfront payment for the tobacco agreement and higher than budgeted revenue from various consolidated entities. Total expenses were $13,750.9 million, $416.9 million higher than the budgeted amount of $13,334.0 million. Expenses were up mainly due to higher than budgeted expenses in the health sector. Net debt increased by $469.8 million for the year compared to the budgeted increase of $315.3 million.

Major Sources of Ordinary Account Revenue for 2025-2026

The major sources of ordinary account revenue for the Province are payments from the federal government, income taxes and consumption taxes.  For the fiscal year ending March 31, 2026, the Province’s revenue is budgeted at $13,276.9 million (restated), projecting an increase of 1.5% from the fiscal year ended March 31, 2025. Overall, this represents a projected increase of $195.4 million in revenue. The principal factors that have increased revenue are Federal Government Payments ($327.4 million) and Personal Income Taxes ($112.0 million) and is partially offset by a decrease in Miscellaneous revenue (-$286.2 million).

The following table shows the percentage sources of ordinary account revenue beginning with fiscal year ended March 31, 2022 through to the Budget Estimates for the fiscal year ending March 31, 2026.

Ordinary Account Revenue Sources

	Year Ending March 31,
	2022	2023	2024	2025	Budget Estimates 2026	CAGR[1] 2022-2026
	(%)
Taxes
Personal Income	17.8	20.0	18.7	18.7	19.3	7.1
Corporate Income	5.0	8.2	5.5	5.8	5.9	9.5
Consumption	20.9	19.8	21.3	19.3	19.4	3.1
Property	5.7	4.9	4.1	4.3	4.5	(0.7)
Miscellaneous	0.9	0.9	0.9	1.0	1.0	6.4
Total Taxes	50.3	53.7	50.5	49.1	50.2	4.9

Other Revenue
Licenses, Permits and Fees	6.0	5.8	6.3	6.2	5.5	3.0
Federal Government Payments	36.8	34.0	36.6	37.3	39.2	6.7
Government Business Enterprises	4.0	2.8	3.1	3.0	2.9	(3.1)
Miscellaneous	2.9	3.7	3.6	4.3	2.1	(3.0)
Total Revenue	100.0	100.0	100.0	100.0	100.0

Total Ordinary Account Revenue (millions of dollars)	10,921.3	12,045.2	12,538.3	13,081.5	13,276.9	5.0

[1] Compound annual growth rate

22

Exhibit “99.11” Current Province of New Brunswick Description

Personal and Corporate Income Taxes

Provincial Taxes

Personal Income Taxes

New Brunswick’s provincial personal and corporate income taxes are collected and administered by the federal government under a federal-provincial tax collection agreement.

The table below shows the New Brunswick provincial personal income tax rates from 2022 through 2024.

2022	2023	2024

9.40%	9.40%	9.40%
on first $44,887	on first $47,715	on first $49,958

14.82% on	14% on	14% on
$44,887 to $89,775	$47,715to $95,431	$49,958 to $99,916

16.52% on	16% on	16% on
$89,775 to $145,955	$95,431to $176,756	$99,916 to $185,064

17.84% on	19.5% over	19.5% over
$145,955 to $166,280	$176,756	$185,064

20.3% over $166,280

Tax brackets and most provincial income tax credit amounts are indexed annually by national CPI.

Effective for the 2024 taxation year, new non-refundable tax credits were introduced for volunteer firefighters and search and rescue volunteers. The maximum provincial tax credit amount will be $5,000, resulting in an annual provincial tax credit of $470.

As part of targeted affordability measures, a $200 Low-Income Seniors’ Affordability Supplement was provided to recipients of the Low-Income Seniors’ Benefit, for a combined annual benefit of $600 in 2023 and 2024. Budget 2024-2025 announced that the base amount of the Low-Income Seniors’ Benefit will be permanently increased to $600 and indexed to CPI annually beginning with the 2025 taxation year.

Corporate Income Taxes

The corporate income tax (“CIT”) is calculated as a percentage of corporate taxable income as defined for federal tax purposes.  The current general corporate income tax rate is 14 per cent.

New Brunswick’s small business CIT rate is 2.5 per cent and applies to the first $500,000 of active business income of small Canadian-controlled private corporations. The benefit of this rate is reduced for businesses with taxable capital of more than $10 million and does not apply to those with taxable capital in excess of $50 million. For tax years starting after April 6, 2022, the Government of Canada extended the range over which the business limit is reduced based on the taxable capital employed in Canada. The new range is $10 million to $50 million in taxable capital; it was previously $10 million to $15 million.

23

Exhibit “99.11” Current Province of New Brunswick Description

Capital Taxes

New Brunswick does not apply a capital tax on businesses except for deposit accepting financial institutions. For banks, loan companies and trust companies, New Brunswick applies a capital tax on paid-up capital in excess of $10 million. The Province administers the capital tax on financial institutions. The Financial Corporations Capital Tax is deductible for federal and provincial corporate income tax purposes.

The Financial Corporation Capital Tax (“FCCT”) rate for banks is 5%. The rate for other types of deposit accepting financial institutions is 4%.

Harmonized Sales Tax

Effective April 1, 1997, New Brunswick eliminated its provincial retail sales tax and adopted a harmonized sales tax (“HST”). The HST is a value-added tax composed of the federal goods and services tax (“GST”) and a provincial component. The federal government administers the HST. The tax adopts the federal GST base and therefore applies to all goods and services subject to tax under the federal Excise Tax Act.

The current provincial portion of the HST rate in New Brunswick is 10%.  The current joint federal-provincial HST rate in New Brunswick is 15%.

New Brunswick provides an HST credit to help protect low-to-middle income New Brunswickers. A refundable provincial HST credit is provided in the amount of $300 for individuals, $300 for spouse or equivalent, and $100 per child under the age of 19. Single parent families receive a $300 credit for their first child. The full HST credit is provided to New Brunswickers with a family income of less than $35,000 per year. The credit is reduced by two cents for every dollar of income above $35,000 per year. This means that individuals with income of less than $50,000 per year, or a family of two adults and two children with income of less than $75,000 per year could receive some benefit from the HST credit.

Under the HST, businesses receive full input tax credits for tax paid on business purchases.  As with the federal GST, the HST provides the same tax-free status for certain goods offered under the GST (e.g., basic groceries).  In addition, a number of rebates and credits are available.  In New Brunswick, books receive a point-of-sale rebate on the 10% provincial portion of the HST.

Gasoline and Motive Fuel Taxes

The current gasoline tax rate is 10.87 cents per litre and the motive fuel tax (diesel) rate is 15.45 cents per litre. The tax rates for other taxable fuels are as follows: 2.5 cents per litre on aviation fuel; 4.3 cents per litre on locomotive fuel; and, 6.7 cents per litre on propane.

Carbon Tax

Effective April 1, 2020, the New Brunswick carbon tax was implemented, replacing the federally-imposed carbon tax under the federal backstop. The made-in-New Brunswick approach applied to 20 separate fuels, and carbon tax rates were set in accordance with the federal schedule.

Effective July 1, 2023, the provincial carbon tax was eliminated and the federally-imposed carbon tax took effect again in New Brunswick.  The federal government is also responsible for the recycling of this revenue, including the provision of Canada Carbon Rebate payments to New Brunswickers.

Tobacco Tax

Tobacco taxes are an important tool that governments can use to help discourage smoking and pay for the additional costs smoking imposes on the health care system.

The tobacco tax is 25.52 cents per cigarette or gram of loose or fine cut tobacco.

The tax rate that is applied to cigars is 75% of the normal retail price.

24

Exhibit “99.11” Current Province of New Brunswick Description

Cannabis Duty Rate

The federal government legalized the sale of cannabis, dried cannabis, cannabis oils, plants and seeds, effective October 17, 2018.  On October 17, 2019, the sale of cannabis extracts, topicals and edibles was also legalized for sale beginning in December 2019.

Federal legislation allows for a coordinated cannabis taxation framework with respect to cannabis products in provinces and territories that wish to participate.  In June 2018 New Brunswick signed its bilateral agreement - Coordinated Cannabis Taxation Agreement (“CCTA”).

The duty rate is set by the federal government.  For dried and fresh cannabis, cannabis plants, and cannabis seeds, only the greater of a flat-rate cannabis duty and an ad valorem cannabis duty is payable. If the flat-rate and ad valorem cannabis duty amounts are equal, then the flat-rate cannabis duty is payable. For cannabis extracts, edibles, and topicals, a single flat-rate duty applies.

Dried and fresh cannabis, cannabis plants, and cannabis seeds in New Brunswick are subject to either an ad valorem duty of 10 per cent OR a flat-rate duty of:

•	$1.00 per gram of flowering material included in the cannabis product for dried or fresh cannabis products;
•	$0.30 per gram of non-flowering material included in the cannabis product for dried or fresh cannabis products;
•	$1.00 per viable seed included in the cannabis product; and
•	$1.00 per vegetative cannabis plant included in the cannabis product.

Cannabis extracts (including oil), edibles, and topicals are subject to a flat-rate duty of $0.01 per milligram of tetrahydrocannabinol (THC).

Currently, the Government of New Brunswick receives 75 per cent of the duty revenues generated in respect of products intended to be sold within the province, with 25 per cent going to the federal government.

Vaping Duty

A federal excise duty on vaping products was introduced beginning on October 1, 2022.

Effective July 1, 2024, the federal excise duty was increased to $1.12 per 2 mL of liquid vaping substance (or 2 g of solid vaping substance), or fraction thereof, for the first 10 mL or 10 g of vaping substance, and $1.12 per 10 mL (or 10 g), or fraction thereof, for additional amounts beyond the first 10 mL or 10 g.

Federal legislation allows for a coordinated excise duty on vaping substances in provinces and territories that wish to participate.  The excise duty rate is set by the federal government.

In its 2024-2025 budget the Government of New Brunswick announced its intention to enter a coordinated vaping product taxation agreement with the Government of Canada, with an effective date of January 1, 2025.  This bilateral agreement was signed in May 2024.

Under the coordinated agreement for participating provinces and territories, including New Brunswick, vaping products will be subject to a combined duty rate of:

•	$2.24 per 2 mL of liquid vaping substance (or 2 g of solid vaping substance), or fraction thereof, for the first 10 mL or 10 g of vaping substance; and
•	$2.24 per 10 mL or 10 g, or fraction thereof, for amounts beyond the first 10 mL or 10 g of vaping substance.

Property Taxes

                New Brunswick levies a provincial real property tax of $0.5617 per $100 of assessment on property classified as non-owner-occupied residential property, including apartments and residential rental housing.  The provincial tax rate on property classified as other residential is set at $1.0345 per $100 of assessment.  A provincial property tax rate of $0.4115 per $100 assessment is imposed on all owner-occupied residential property in a former Local Service District (“LSD”) now located in a local government or rural district.  New Brunswick levies a provincial real property tax of $1.8560 per $100 of assessment on real property classified as non-residential property. In addition to the residential and non-residential property tax rates, the Province applies a cost of assessment levy of 1.94 cents per $100 of assessment.

25

Exhibit “99.11” Current Province of New Brunswick Description

For the 2022 and 2023 property taxation years, a temporary property tax relief program for owners of eligible residential rental properties (four units or more) and non-residential properties was available. For eligible properties, the value of the annual relief is equal to the provincial and local property taxes on the annual assessment increase exceeding 10%. The temporary property tax relief program that was provided for 2022 and 2023 was extended for the 2024 taxation year and applied to all eligible properties.

Municipal/local taxes are imposed to defray the cost of providing local services that are not provided by the Province. Local government taxes are collected by the Province and are remitted back to the local government. In former LSDs, the local tax is collected and retained by the Province for those local services the Province continues to provide.

Effective for the 2023 subsequent taxation years, local governments have additional flexibility in the setting of the local tax rate for non-residential and heavy industrial properties. Local governments can set the non-residential property tax rate within a range of 1.4 to 1.7 times the residential rate. Local governments can also levy a separate property tax rate – that differs from that of other non-residential properties – on heavy industrial properties. The local heavy industrial rate can be set within a range of 1.4 to 1.7 times the residential rate.

Effective for the 2024 taxation year, nursing homes, senior citizens’ homes and special care homes will be subject to the provincial non-owner-occupied residential property tax rate of $0.5617 per $100 of assessment. Previously, these properties were treated as “other residential” properties at a provincial property tax rate of $1.0345 per $100 of assessment.

On behalf of the Residential Tenancies Tribunal under the Residential Tenancies Act, a fee of 4.86 cents per $100 of assessment is also imposed on residential property that is not owner-occupied and is not exempt under the Assessment Act.

The real property transfer tax is a one-time payment on the purchase of a property when the deed is registered. The real property transfer tax rate is 1% and applies to the greater of the sale price or assessed value of the property.

Federal-Provincial Fiscal Arrangements

Fiscal Equalization Payments

New Brunswick is one of six provinces to receive fiscal equalization payments from the federal government.  The Equalization Program assists provinces in providing reasonably comparable levels of public services at reasonably comparable levels of taxation.  New Brunswick's equalization payment for the fiscal year ended March 31, 2024 was $2,631.3 million and for the fiscal year ended March 31, 2025 was $2,897.0 million. Fiscal equalization payments accounted for 21.0% of total ordinary revenue for the fiscal year ended March 31, 2024 and 22.1% of the total ordinary revenue for the fiscal year ended March 31, 2025.

Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”)

In 2024-2025 the federal government provided annual funding through the CHT and CST in support of health care, post-secondary education, social assistance and services, early childhood development, and early learning and child care to provinces and territories.  For the fiscal year ended March 31, 2024, major health and social transfers totaled $1,406.5 million which accounted for 11.2% of total ordinary revenue.

For the fiscal year ended March 31, 2025, major health and social transfers totaled $1,423.6 million which accounted for 10.9% of total ordinary revenue. Previously the total CHT cash envelope grew in line with a three-year moving average of nominal GDP, with a 3 per cent floor. With the signing of the 10-year health care agreement, the federal government committed to 5 per cent growth to the CHT envelope for the next 5 years, starting in 2023-2024. Thereafter, it will revert back to the previous growth formula. (as stated in the 2025 Federal Budget).  The legislated growth of the total CST cash envelope will continue to grow at 3%.

26

Exhibit “99.11” Current Province of New Brunswick Description

Fiscal Stabilization Program

Under the Fiscal Stabilization Program, the federal government may make unconditional payments to a Province when total revenues of that Province, as per the federal definition, fall short of the previous year’s total due to a downturn in economic activity.

Major Ordinary Account Expenditure

For the fiscal year ended March 31, 2025 the Province's ordinary expenditure was $12,732.1 million, 10% higher than the ordinary expenditure for the fiscal year ended March 31, 2024.  The net increase of $1,139.1 million was due in large part to increased expenditures in Health, Education and Training, Social Development, Resources, and Central Government. The total budget for ordinary account expenditures for the year ending March 31, 2026 is $ 13,069.3 million.

Ordinary Account Expenditure

	Year Ending March 31,
					Budget
					Estimates
	2022	2023	2024	2025	2026
	(In millions of dollars)
Central Government	778.2	870.3	933.2	1,048.4	1,592.2
Economic Development	174.0	189.6	195.8	242.3	252.9
Education and Training	2,132.6	2,333.6	2,532.5	2,690.2	2,929.2
Labour and Employment	162.3	196.9	177.7	179.4	175.8
Social Development	1,459.7	1,600.2	1,798.4	2,113.2	2,058.2
Health	3,512.6	3,813.1	4,178.6	4,484.0	4,212.6
Protection Services	336.0	342.4	399.3	414.7	409.9
Resources	199.8	266.6	284.6	404.1	366.3
Service of the Public Debt	651.9	652.4	685.6	719.5	673.0
Transportation and Infrastructure	371.7	392.1	407.3	436.3	399.2
	9,778.8	10,657.2	11,593.0	12,732.1	13,069.3

Economic Development

                Budgeted Economic Development expenditure of $252.9 million represents 1.9% of the total budgeted expenditure for the fiscal year ending March 31, 2026 and is made up of the Department of Tourism, Heritage and Culture ($84.8 million), Opportunities New Brunswick ($71.2 million), the Regional Development Corporation ($79.6 million), and Consolidated Entities ($17.3 million).

Education and Training

                 The Province budgeted $2,929.2 million (22.4% of total budgeted expenditure) for the fiscal year ending March 31, 2026 for Education and Training expenditures.  This is made up of estimated operating expenditures of elementary and secondary schools totaling $2,111.3 million, budgeted operating grants to universities estimated at $319.3 million, estimated grants to the New Brunswick Community Colleges of $126.7 million and other post-secondary budgeted expenses of $136.8 million, General Government expenditures estimated at $126.5 million, and expenditures of Consolidated Entities estimated at $108.6 million.

27

Exhibit “99.11” Current Province of New Brunswick Description

Labour and Employment

The Labour and Employment expenditure budget of $175.8 million represents 1.4% of the total budgeted expenditures for the fiscal year ending March 31, 2026. This is made up of estimated operating expenditures related to labour and employment of the Department of Post-Secondary Education, Training and Labour ($174.9 million) and Consolidated Entities ($0.9 million).

Social Development

The total budgeted expenditures in this area for the March 31, 2026 fiscal year are $2,058.2 million (15.8% of total budgeted expenditures). This is made up of programs with the Department of Social Development ($1,742.5 million), the New Brunswick Housing Corporation ($233.0 million), a portion of General Government ($4.0 million), and Consolidated Entities ($78.7 million). Programs included in the Department of Social Development are: an income security program, a child welfare and youth services program, and funding for individuals in Nursing Homes and Special Care Homes.

Health

The total budgeted expenditures in this area for the March 31, 2026 fiscal year are $4,212.6 million, 32.2% of total budgeted expenditure. The Province pays operating expenditures of approved public hospitals to cover the cost of supplying hospital services. The Province also operates a comprehensive medical services payment plan (Medicare), which covers the costs of eligible medical services incurred by registered residents. For the fiscal year ending March 31, 2026, expenditure on health services is estimated at $4,091.1 million for the Department of Health, $78.5 million for a portion of General Government, and $43.0 million for Consolidated Entities.

Protection Services

The Protection Services budgeted expenditure of $409.9 million represents 3.1% of total expenditure budgeted for the fiscal year ending March 31, 2026 and is made up of the Department of Justice and Public Safety ($403.2 million), a portion of General Government ($2.9 million), and Consolidated Entities ($3.8 million).

Resources

Budgeted expenditure for Resources is $366.3 million and represents 2.8% of the total budgeted expenditure for the fiscal year ending March 31, 2026 and is made up of the Department of Agriculture, Aquaculture and Fisheries ($50.5 million), a portion of the Department of Environment and Local Government ($60.0 million), the Department of Natural Resources ($141.5 million), the Department of Energy ($78.4 million), a portion of General Government ($3.3 million), and Consolidated Entities ($32.6 million).

Transportation and Infrastructure

The Transportation and Infrastructure services budgeted expenditures of $399.2 million represents 3.1% of the total budgeted expenditure for the fiscal year ending March 31, 2026. The Province budgeted $398.9 million for the planning, design and maintenance of highways and public buildings, and the operation of ferry services and $0.3 million for a portion of General Government.

Central Government

The Central Government expenditure of $1,592.2 million estimated for the fiscal year ending March 31, 2026 represents 12.2% of total budgeted expenditure and is made up of expenditures of the Department of Finance and Treasury Board ($32.1 million), a portion of the Department of Environment and Local Government ($127.3 million), General Government ($1,241.4 million), other central agencies ($52.7 million), and Consolidated Entities ($138.7 million).

Service of the Public Debt

For the fiscal year ending March 31, 2026 the estimate of $673.0 million for servicing the debt of the Province including interest, foreign exchange, amortization, and other debt management expenditures represents 5.1% of the total budgeted expenditure.

28

Exhibit “99.11” Current Province of New Brunswick Description

Net Capital Expenditures

                The following table shows the gross capital expenditure for the four fiscal years ended March 31, 2025 and the Budget Estimates for the fiscal year ending March 31, 2026.  The table also shows the total amount of recoveries through cost-sharing agreements with the federal government.

Net Capital Expenditure

					Estimate
	2022	2023	2024	2025	2026
	(In thousands of dollars)

EXPENDITURES
Bridges	45,471	57,775	81,745	76,888	92,550
Economic and Regional Development	37,242	37,483	56,495	63,700	33,075
Highways	268,140	340,163	417,322	426,672	414,064
Hospitals	108,469	126,178	131,930	131,907	226,141
Maritime Provinces Higher Education
Commission – Capital Grants	2,286	2,000	2,166	2,173	2,200
Other Public Buildings	77,647	99,202	111,464	164,508	219,110
Permanent Parks	10,364	12,334	9,445	18,080	19,017
Schools	63,018	74,861	105,589	162,278	193,724
Vehicles	17,414	22,453	30,598	31,228	39,000
Other	2,763	1,901	2,262	18,938	19,065
	632,814	774,350	949,016	1,096,372	1,257,946
RECOVERIES
Recoveries from Canada - Highways	39,899	42,729	14,290	15,331	20,270
Other Recoveries	7,388	6,765	32,000	23,624	3,200
	47,287	49,494	46,290	38,955	23,470
Net Capital Expenditures	585,527	724,856	902,726	1,057,417	1,234,476

Special Operating Agencies

Revenue may be generated by the Special Operating Agencies or from transfers from other budgetary accounts. Expenditures are incurred by the agencies in delivering the programs they offer and may be of a capital or operating nature. For the fiscal year ending March 31, 2026, gross revenue is estimated at $313.7 million from the various agencies and expenditures are estimated at $361.2 million.

Loans and Advances

The Province has followed a policy of promoting economic development through the provision of financial assistance to industry. Such assistance has been channeled principally through Opportunities New Brunswick, the Regional Development Corporation, the New Brunswick Housing Corporation, the Department of Agriculture, Aquaculture and Fisheries, and Post-Secondary Education, Training and Labour and may take the form of repayable loans, guarantees of bank loans and bond issues and equity investments. Funds required for repayable loans and advances are appropriated annually by the Legislative Assembly and are included in the Province's annual borrowing requirements. Allowances for amounts for which collection is doubtful are reviewed annually and the net balances of loans and advances less allowances are reflected in the Province's accounts.

29

Exhibit “99.11” Current Province of New Brunswick Description

Economic Development

The Minister responsible for Opportunities New Brunswick is responsible for assistance provided under the Opportunities New Brunswick Act:

The Opportunities New Brunswick Act authorizes the Minister to provide financial assistance to aid and encourage the establishment or development of industry on such terms and conditions as are specified by the Lieutenant-Governor in Council.  At March 31, 2025, loans and guarantees under the Opportunities New Brunswick Act amounted to approximately $152.5 million.  The allowance for doubtful accounts on these loans and guarantees amounted to $52.8 million.

The Minister responsible for Regional Development Corporation is responsible for assistance provided under the Regional Development Corporation Act:

The Regional Development Corporation administers and manages agreements between the Province and the Government of Canada as assigned by the Lieutenant-Governor in Council.  They provide assistance to the establishment and development of enterprises and institutions, the development of tourism and recreation facilities and assist municipalities and rural communities in planning and developing works or projects of benefit to the general public. At March 31, 2025, the total of loans outstanding was $5.3 million. The allowance for doubtful accounts on these loans totaled $2.7 million.

Agriculture, Aquaculture, and Fisheries

 The Minister of Agriculture, Aquiculture and Fisheries is responsible for assistance provided under the Agricultural Development Act and the Fisheries and Aquaculture Development Act:

The Agricultural Development Act provides aid to farmers and farm-related businesses by way of loans, grants and loan guarantees to increase income and employment in rural areas of the Province.  At March 31, 2025, loans and guarantees outstanding were $11.7 million.  The allowance for doubtful accounts totaled $8.1 million.

The Fisheries and Aquaculture Development Act provides financial assistance mainly by way of direct loans to fishermen to purchase and operate fishing vessels and equipment.  At March 31, 2025, loans and guarantees outstanding amounted to $18.3 million.  The allowance for doubtful accounts totaled $8.5 million.

Housing

                 The New Brunswick Housing Corporation carries out the provincial government's housing policies.  Loans are issued pursuant to the New Brunswick Housing Act.  At March 31, 2025, loans under the New Brunswick Housing Act totaled $28.7 million.  The allowance for doubtful accounts on these loans totaled $10.2 million.  In accordance with Canadian public sector accounting standards, loans that will be repaid through future provincial appropriations are expensed at the time of issue.

Post-Secondary Education, Training and Labour

                 The Department of Post-Secondary Education, Training and Labour administers the Student Loan Program which provides financial assistance to New Brunswick residents attending post-secondary institutions. At March 31, 2025, the total of student loans outstanding was $645.8 million. The allowance for doubtful accounts on these loans totaled $177.0 million.

30

Exhibit “99.11” Current Province of New Brunswick Description

FINANCING

Financing Requirements

Net loans and advances, sinking fund installments and the difference between the cash contributions made to the pension funds and the amounts expensed according to the CPA Canada Handbook as well as several other relatively small items are not included in the budget since they are non-budgetary items. Borrowing requirements associated with the budget and the aforementioned items for the fiscal year ended March 31, 2025, were $1,700.0 million and for the fiscal year ending March 31, 2025, are estimated at approximately $3,335.0 million. These amounts include borrowing on behalf of NB Power in the amount of $900 million for the fiscal year ending March 31, 2026, and $150 million for the fiscal year ended March 31, 2025.

Non-Public Borrowing

The Province borrows from one non-public source, the Canada Pension Plan (“CPP”).

The CPP is a compulsory national pension plan in which all provinces other than Quebec participate. Prior to 1998 funds were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government at a rate based on the federal government's long-term public market borrowing costs. Changes to CPP legislation in 1998 allowed for new funds flowing into the CPP to be invested in domestic and foreign equities and for provincial bonds previously issued to the CPP to be rolled over upon maturity on a one-time basis at a cost equal to the respective province’s market rate. At March 31, 2025, New Brunswick had outstanding borrowings from the CPP of $448.2 million.

Public Borrowing

At March 31, 2025, the Province had outstanding long-term borrowings for provincial purposes from non-CPP sources totaling $17,983.5 million through the issue and sale of debentures and notes, such securities being denominated in Canadian dollars, Swiss Franc, Euro and United States dollars. Not included in this amount is $5,375.0 million borrowed on behalf of NB Power.

Trend and Distribution of Borrowing

The trend and distribution of the amounts and sources of the Province's annual debt financing over the past five fiscal years is shown below.

Funded Debt

	Year Ended March 31,
	2021	2022	2023	2024	2025
	(In millions of dollars)

Canada Pension Plan Liabilities	734.4	659.6	586.4	515.2	448.2
Provincial Purpose Public Debt	17,579.80	17,842.10	16,847.50	17,069.70	17,983.55
Advances to NB Power	4,700.80	4,600.00	5,075.00	5,275.00	5,375.00
Total	23,015.00	23,101.70	22,508.90	22,859.90	23,806.70

Growth of Funded Debt for Provincial Purposes

                The following tables illustrate the rate of change of the Province's outstanding provincial purpose funded debt and certain ratios relating that growth to economic indicators.  The following tables do not include $300 million borrowed during fiscal 2021, $300 million borrowed during fiscal 2022, $700 million borrowed during fiscal 2023, $500 million borrowed during fiscal 2024 and $150 million borrowed during fiscal 2024 on behalf of NB Power.

31

Exhibit “99.11” Current Province of New Brunswick Description

The Province is required by legislation to pay annually into a sinking fund the Canadian currency equivalent of not less than 1% of all provincial purpose funded debt.  Sinking fund installments are invested in approved securities including direct and guaranteed obligations of the Province.  Interest earned on such investments is added to the sinking fund and is reinvested in approved securities.  At March 31, 2025 the value of the sinking fund applicable to debt issued for provincial purposes amounted to $6,317.3 million. For the fiscal year ended March 31, 2025, earnings on investments held for the repayment of provincial purpose debt amounted to $218.7 million.  As of the 2023 year, the value of New Brunswick held debentures in the sinking fund have been eliminated against the funded debt totals.

Outstanding Net Provincial Purpose Funded Debt[1]
(In millions of dollars unless otherwise indicated)

At March 31,	Canadian Dollars	US Dollars	Swiss Francs	Euro	Total[2]	Value of Sinking Funds	Net Provincial Purpose Funded Debt	Change over Previous Year (%)

2021	15,541.10	1,100.00	925.00	105.00	18,314.10	5,501.90	12,812.20	-3.3
2022	15,621.00	1,100.00	925.00	105.00	18,394.10	5,887.70	12,614.00	-1.5
2023	15,586.40	500.00	925.00	105.00	17,433.90	5,492.70	11,941.20	-5.3
2024	15,364.30	500.00	925.00	105.00	17,584.90	5,857.10	11,727.80	-1.8
2025	16,045.30	500.00	925.00	105.00	18,431.80	6,317.30	12,114.50	3.3

Comparative Debt Statistics

	Year ended March 31,
	2021	2022	2023	2024	2025
	(In millions of dollars unless otherwise indicated)
Gross domestic product at market prices[2]	41,290	44,913	46,463	48,302	49,799
Primary household income[2]	27,141	29,715	31,865	34,621	36,352
Total revenue	10,318.2	11,390.8	12,455.2	13,010.3	13,646.5
Net Funded Debt [1]	12,812.3	12,614.0	11,941.2	11,727.8	12,114.4
As % of Gross Domestic Product	31.0%	28.1%	25.7%	24.3%	24.3%
As % of Household Income (restated)	47.2%	42.4%	37.5%	33.9%	33.3%
As % of Ordinary Revenue	124.2%	110.7%	95.9%	90.1%	88.8%

1 Debt securities are reported in the currency in which they were originally issued.  Some issues have been hedged into Canadian dollars.

2 2025 value based on NB Department of Finance forecast.

32

Exhibit “99.11” Current Province of New Brunswick Description

Provincial Purpose Funded Debt Maturity Schedule
For Securities Outstanding at March 31, 2025
(In millions of dollars[1] )

Year ended					Total in
31-Mar	CAD$	USD	CHF	EUR	CAD$[2]

2026	1,019.2				1,019.2
2027	1,000.0				1,000.0
2028	780.0	500.0			1,498.8
2029	1,400.0		300.0		1,887.9
2030	586.6				586.6

2026-2030	4,785.8	500.0	300.0		5,992.5
2031-2035	3,400.0		500.0		4,213.3
2036-2040	2,156.9		125.0		2,360.2
2041-2045	2,315.5				2,315.5
2046-2050	1,500.0			105.0	1,663.3
2051+	2,290.0				2,290.0

Total Funded Debt	16,448.2	500.0	925.0	105.0	18,834.7

Add: CMHC Debentures	11.6	-			11.6
Add: Nursing Home Mortgages	232.9	-			232.9
Add: Unamortized Premiums and Discounts	46.2				46.2
Less: Debt Repurchased and Held by Internal Funds	(693.6)				(693.6)

Total	16,045.3	500.0	925.0	105.0	18,431.8

1 Debt securities are shown in currency in which they were issued.

2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent as some of that debt may have been swapped.

From April 1, 2025 to date the Province has borrowed $2,800 million with $500 million on behalf of New Brunswick Power.

33

Exhibit “99.11” Current Province of New Brunswick Description

Unfunded Debt

The Province follows an accrual accounting system, as such, expenditures are allocated to the year in which they were incurred regardless of the date of payment resulting in the establishment of accounts payable and accrued liabilities. Such unfunded debt is not secured by debt instruments.

At March 31, 2025, the Province's unfunded debt was as follows:

At March 31, 2025
(In millions of dollars)

Bank Advances and Short-Term Borrowing	1,193.0
Trust Deposits	262.9
Accounts Payable and Accrued Expenditures	3719.6
Deferred Revenue	621.1

Total Unfunded Debt	5,796.6

This unfunded debt is offset by assets of the Province in the amount of $6,278.5 million, represented by $3,255.8 million of cash and short-term investments, $1,083.5 million of receivables and advances, $1,635.3 million of taxes receivable, $105.3 million of inventories, and $198.6 million of prepaid and deferred charges.

Contingent Liabilities

The following table summarizes outstanding contingent liabilities at March 31, 2025 with comparable numbers as at March 31, 2023:

	2024	2025
Bank Loans
Under Various Acts	15.9	15.9
Less: Provision for Possible Losses	5.9	7.3
Total Contingent Liabilities	10	8.6

Due to the adoption of the definition of the Reporting Entity recommended by PSAB of the CPA Canada Handbook, guarantees associated with the debt of the New Brunswick Municipal Finance Corporation are not included in the previous table.  These guarantees are as follows:

	At December 31,
	(In millions of dollars)
	2023	2024

Bonds, Debentures and Notes
New Brunswick Municipal Finance Corporation	768.5	751.9
Accrued Interest	2.1	2.0
Total	770.6	753.9

34

Exhibit “99.11” Current Province of New Brunswick Description

CONSOLIDATION OF NEW BRUNSWICK PUBLIC SECTOR DEBT

                Other than the Province, NB Power and the New Brunswick Municipal Finance Corporation, municipalities are the only public sector entities with outstanding debt.  Municipalities, with the exception of the City of Saint John, are required to obtain approval from the provincial government before borrowing money for capital expenditures.

Consolidated Funded Debt of the New Brunswick Public Sector
(In millions of dollars)

Province of New Brunswick
	Funded Debt	18,431.70
	Less: Sinking Funds	6,317.30
		12,114.40
Municipalities
	Funded Debt	751.9
Total Public Sector Debt		12,866.30

Information in the foregoing table relative to the Province is at March 31, 2025, and information relative to municipalities is the amount outstanding at December 31, 2024.  Excluded is $4,809.0 million (net of sinking funds of $566.0 million) borrowed by the Province on behalf of NB Power. This debt is paid out of the operating revenues of NB Power rather than out of provincial revenues.

35

Exhibit “99.11” Current Province of New Brunswick Description

VESTCOR CORPORATION

Formed in July 2016, Vestcor Corp., which owns Vestcor Inc., is an independent private not-for-profit holding company under the Vestcor Act of the New Brunswick Legislature.  The organization is jointly owned by the New Brunswick Public Service Pension Plan and the New Brunswick Teacher’s Pension Plan.

On October 1, 2016, under the Vestcor Act, the N.B. Investment Management Corporation was continued as Vestcor Investment Management Corporation, while the operations of the Pension and Employee Benefits Division of the Province of New Brunswick’s Department of Human Resources were transferred to Vestcor Pension Services Corporation.  As of January 1, 2018, these two subsidiaries were integrated and form Vestcor Inc.

36

Exhibit “99.11” Current Province of New Brunswick Description

INFORMATION RELATING TO PUBLIC SECTOR PENSION LIABILITIES

CROSS REFERENCE SHEET

Information Relating to Public Sector Pension Liabilities	Exhibit 99.6 2024 - 2025 Volume 1 Consolidated Financial Statements

PROVINCE OF NEW BRUNSWICK

Retirement Benefits	Page 41
Exhibit 99.6

Note 9 Retirement Benefits	Page 58-65
(includes Defined Benefit Pension Plans,	Exhibit 99.6
Defined Contribution Pension Plans, Target Benefit Pension Plans,
Retirement Allowance Plan, Net Retirement Benefit Liability,
Summary of Retirement Benefits Information, Actuarial Assumptions, Member Data)

37

Exhibit “99.11” Current Province of New Brunswick Description

NEW BRUNSWICK POWER CORPORATION

CROSS REFERENCE SHEET

Information Relating to NBP Form 18-K	Exhibit 99.7 – NB Power Annual Report 2024/25

NB Power at a Glance	Page 5
Exhibit 99.7

Notes to Financial Statements, note 1 Description of Business	Page 60
Exhibit 99.7

Management's Discussion and Analysis	Page 19-48
(includes Material risks and Uncertainties,	Exhibit 99.7
Financial Performance, Financial Results, Regulatory Balances,
Capital Resources, Capital Management,
Critical Accounting Policy Changes, Significant Accounting Estimates
and Judgements, Risk Management.)

Consolidated Financial Statements	Page 49-116
Exhibit 99.7

Five Year Review	Page 117-126
(includes Statements of Generation, Sales, Revenue,	Exhibit 99.7
In Province Generation, Operating Statistics, Earnings Summary,
Financial Position Summary, Liabilities and Shareholder’s equity,
Cash Flow Summary, Finance Costs and Investment Income,
Financial Ratios, Other Statistics, Capital Management, Glossary.)

Accountability Reporting	Page 127-140
(includes Audits Conducted by the Office of the Auditor General)	Exhibit 99.7

38

Exhibit “99.11” Current Province of New Brunswick Description

FUNDED DEBT OUTSTANDING AS AT 31st MARCH 2025

CROSS REFERENCE SHEET

Information Relating to New Brunswick Funded Debt	Exhibit 99.10– Province of New Brunswick, Canada Excerpt of Volume 2 Supplementary Information Public Accounts for the fiscal year ended 31 March 2025

Funded Debt Outstanding as at 31st March 2025	Pages 35-40
Exhibit 99.10 (unaudited)

39

Exhibit “99.11” Current Province of New Brunswick Description

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by fundamental market forces without intervention except as required to maintain orderly conditions.

Annual average exchange rates for the UNITED STATES dollar, Euro and Swiss franc in Canada, expressed in Canadian dollars, are shown in the table below for 2020 through 2024.

Annual Average Exchange Rates	2020	2021	2022	2023	2024
UNITED STATES Dollar	1.3415	1.2535	1.3013	1.3497	1.3698
Swiss Franc	1.4294	1.3713	1.3629	1.5024	1.5558
Euro	1.5298	1.4828	1.3696	1.4597	1.4818

Source: Bank of Canada

40

Exhibit “99.11” Current Province of New Brunswick Description

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as an official public document.

All financial information of the Province contained herein was obtained from the annual Budget and Main Estimates, any financial reviews pertaining thereto and the Public Accounts, or was prepared by representatives of the Province of New Brunswick in their official capacities. The information set forth under "Province of New Brunswick", and other than as described in the preceding paragraph, was prepared by representatives of the Province of New Brunswick in their official capacities.

41